January 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549
Attention: Mr. Lory Empie

Re:    German American Bancorp, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    File No. 001-15877

Ladies and Gentlemen:

German American Bancorp, Inc. (the “Company”) is submitting this letter in response to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated December 28, 2023 with respect to the filing listed above.

For your convenience, we have set forth the Staff’s comment in bold type and have followed such comment with the Company’s response.

Form 10-K filed March 1, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Loans, page 38

1.    We note the disclosure on page 39 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting owner and non- owner occupied, by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

January 11, 2024

Company Response:

We acknowledge the Staff’s comment and will revise the disclosure in future filings.

Additionally, the Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me by telephone at (812) 482-1314 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Bradley M. Rust
Bradley M. Rust
President and Chief Financial Officer